Exhibit 99.1
Shinhan Financial Group was selected as the preferred bidder to acquire Yehanbyoul Savings Bank

On December 28, 2012, Shinhan Financial Group was selected as the preferred bidder to acquire Yehanbyoul Savings Bank from Korea Deposit Insurance Corporation.